

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

September 26, 2007

By Facsimile and U.S. Mail

Mr. Christopher J. Reed
Chief Executive Officer
Reed's Inc.
13000 South Spring Street
Los Angeles, California 90061

   Re: Reeds, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2006
      Filed April 16, 2007
      File No. 001-32501

Dear Mr. Reed:

  We have completed our review on the above referenced filing and have no further comments at this time.

         Sincerely,

         Michael Moran
         Accounting Branch Chief